ADVISORS SERIES TRUST

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of July 15, 2011 by and between ADVISORS SERIES TRUST, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust listed on Appendix A, which may be amended from time to time (the “Fund”), and the Advisor of the Fund, Fort Pitt Capital Group, Inc. (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated July 15, 2011 (the “Investment Advisory Agreement”); and

WHEREAS, the Fund, and each of its respective classes, is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1.      Limit on Operating Expenses.  The Advisor hereby agrees to limit each class of the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of each class’ respective average annual net assets, to the amounts listed in Appendix A (the “Annual Limits”).  In the event that the current Operating Expenses of a class of the Fund, as accrued each month, exceed its Annual Limit, the Advisor will pay to that class of the Fund, on a monthly basis, the excess expense within thirty (30) calendar days of being notified that an excess expense payment is due.  In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than thirty (30) calendar days, the Trust will provide the Advisor with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.  In no case will an excess expense payment due date be less than fifteen (15) calendar days from the date the Advisor is notified of such excess expense.

2.      Definition.  For purposes of this Agreement, the term “Operating Expenses” with respect to a Fund is defined to include all expenses necessary or appropriate for the operation of a Fund, including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3.      Reimbursement of Fees and Expenses.  The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Investment Advisory Agreement.

        4.      Term.  This Agreement shall continue in effect for the Fund for a period of one year from the date of its effectiveness for that Fund, and shall continue in effect from year to year thereafter for each Fund, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.      Termination.  This Agreement may be terminated at any time, and without payment of any penalty, by either party upon thirty (30) days’ written notice to the other party.  This Agreement will automatically terminate, with respect to a Fund listed in Appendix A, if the Investment Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for that Fund.

6.      Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.      Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.      Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended and the Investment Advisers Act of 1940, as amended and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

ADVISORS SERIES TRUST	FORT PITT CAPITAL GROUP, INC.
on behalf of the series listed on Appendix A

By: /s/ Douglas G. Hess	By: /s/ Charles A. Smith

Print Name: Douglas G. Hess	Print Name: Charles A. Smith

Title: President	Title: Treasurer

Appendix A

Series and Class of Advisors Series Trust	Operating Expense Limit
Fort Pitt Capital Total Return Fund	1.24% of average daily net assets